
DC:



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

December 30, 2005

Gary W. Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street, HQ12A
San Diego, CA 92101-3017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/30/2005

Re: Sempra Energy
Incoming letter received November 23, 2005

Dear Mr. Kyle:

This is in response to your letters dated November 23, 2005, December 2, 2005, December 21, 2005 and December 27, 2005 concerning the shareholder proposal submitted to Sempra by Marta E. Harris. We also have received letters from the proponent dated November 29, 2005 and December 2, 2005. Our response is attached to the enclosed photocopies of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Marta E. Harris
4728 Golden Ridge Drive
Corona, CA 92880-9417



Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 27, 2005

Securities Exchange Act of 1934
Rules 14a-8(b) and (f)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Marta Harris Shareholder Proposal -- Exclusion for Failure to Provide Requisite Proof of Continuous Share Ownership

Ladies and Gentlemen:

Please refer to my letter of December 21, 2005 regarding the shareholder proposal that Sempra Energy has received from Marta Harris for inclusion in the proxy materials for its 2006 Annual Meeting of Shareholders.

We have now received and had the opportunity to review the letter to you of November 29, 2005 from Andrew J. Kahn of Davis, Cowell & Bowe, LLP that was requested in my letter of December 21. Mr. Kahn's letter does not raise any issues that were not considered by the Staff with respect to the shareholder proposal that Ms. Harris submitted to us last year.

In *Sempra Energy* (December 22, 2004) (Harris proposal), the Staff considered and rejected the very same arguments that Mr. Kahn has asserted this year. A copy that no action letter, including the letter from Mr. Kahn whose arguments it rejects, is enclosed for the convenience of the Staff.

As with her proposal this year, last year Ms. Harris failed timely to provide us with requisite proof of her eligibility to submit a shareholder proposal after having been timely and properly notified by us (in a manner virtually identical to that of this year) of the requirement that she do so. Mr. Kahn unsuccessfully challenged the sufficiency of our notice to Ms. Harris of the defects in her eligibility submission.* And, as he has done this year, Mr. Kahn has sought belatedly to correct the defects through an untimely submission of revised eligibility documentation.

As he has done this year, Mr. Kahn last year also asserted that Ms. Harris' defective eligibility documentation should be combined with documentation that she submitted in the prior year to establish that she had satisfied the continuous share ownership requirements of the Shareholder Proposal Rule. But, for Ms. Harris who is not a registered shareholder, the Shareholder Proposal Rule provides that "... *at the time you submit your proposal*, you must prove your eligibility to the company ...." [emphasis added]. It does contemplate nor require that we cobble together bits and pieces of information received months apart to satisfy the burden of proof that the rule imposes upon her.

The Staff last year rejected Mr. Kahn's challenge to the adequacy of our notices to Ms. Harris, rejected his assertion that we should piece together information to establish Ms. Harris' eligibility, rejected his untimely submission of revised eligibility documentation and correctly concluded, as it should do this year, that Ms. Harris "failed to supply, within 14 days of receipt of Sempra's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period as of the date that she submitted the proposal as required by rule 14a-8(b)."

Consequently, as it should do this year, the Staff concurred in the exclusion of Ms. Harris' proposal from our proxy materials.

* * * * * * *

We renew our request that the Staff of the Commission advise us that it will not recommend any action to the Commission in respect of our excluding Ms. Harris' shareholder

---

* Mr. Kahn's apparent contention that we should have provided Ms. Harris with multiple notices of eligibility deficiencies was also made last year and rejected in *Sempra Energy*. And his citation of *International Business Machines Corporation* (February 18, 2003), in which the company's notice of eligibility deficiencies and the proponent's defective proof of eligibility crossed in the mails, does not support that contention. Here, as last year, Ms. Harris received our notice of eligibility deficiencies a full week before she submitted her defective documentation. In addition, as last year, our notice to Ms. Harris enclosed the relevant pages of Staff Legal Bulletin No. 14 (July 13, 2001) and highlighted in bright yellow marker the questions and answers demonstrating that her proof of eligibility must show continuous share ownership for at least one year as of the date of she submitted her proposal.

proposal from our proxy materials. If the Staff disagrees with our conclusion that her proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of a formal response to this letter.

If you have any questions regarding this matter or if I can be of any help to you in any way, please contact me by telephone at 619/696-4373 or by e-mail to gkyle@sempra.com.

Very truly yours,

Gary W. Kyle

cc: Marta Harris
Andrew J. Kahn

enclosures

*2004 SEC No-Act. LEXIS 908, **

2004 SEC No-Act. LEXIS 908

Securities Exchange Act of 1934 -- Rule 14a-8(f), 14a-8(b)

December 22, 2004

CORE TERMS: ownership, shareholder, continuous, Shareholder Proposal Rule, eligibility, requisite, beneficial ownership, administrator, proponent, proxy, sempra, enclosed, one year, continuously, enclosure, chairman, holder, written statement, sufficient proof, time frame, finance, fax, highlighted, splitting, enclosing, one-year, stock, written proof, record holder, market value

[*1] Sempra Energy

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 22, **2004**

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Sempra Energy**
Incoming letter dated **December** 7, **2004**

The proposal relates to having an independent chairman.

There appears to be some basis for your view that **Sempra** may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of **Sempra's** request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period as of the date that she submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if **Sempra** omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Heather L. Maples
Special Counsel

INQUIRY-1:

DAVIS, COWELL & BOWE, LLP
Counselors and Attorneys at Law

595 Market Street, Suite 1400
San Francisco, California 94105
415.597.7200
Fax 415.597.7201

December 20, 2004

By fax and overnight
202.942.9525
Office of Chief Counsel
Division of Corporation **[*2]** Finance
Securities & Exchange Commission
Washington D.C. 20549

RE: **Sempra's** requests for No-Action letters for proposals of Marta Harris and Dennis Zukowski

Dear Chief Counsel:

We represent proponents Harris and Zukowski. **Sempra** has sought exclusion of their proposals on the grounds that the retirement plan administrator's letters proving one-year ownership said they owned this stock "for longer than one year" without explicitly saying this was one year before proposals were submitted. The administrator's letter also mentioned the value of her stock as of 11/22/03. Company counsel now intentionally misreads this letter as merely asserting ownership from 11/22/03 rather than from the 11/19/03 date needed for her to qualify as a Proponent.

However, the Company already knew when it received the administrator's letter that she owned this stock well prior to 11/22/03 (including as of 11/19/03) because she submitted a shareholder proposal last year (#7), with proof of ownership. Such proposal appeared in the Company's proxy statement and received over 40% shareholder support. A copy of the proof she submitted last year to **Sempra** is enclosed.

One must remember that this plan administrator **[*3]** is one chosen by the Company (these two proponents own stock through the Company's own 401K plan, and senior Company executives are the plan's fiduciaries). The Company thus could have easily asked this administrator for the information about proponents' ownership if the Company really had any doubts about what the "one year" reference meant in the plan administrator's letter. Proponents who own stock through a Company plan cannot control what plan administrators put in their letters confirming ownership, especially when such administrators are chosen by management rather than by the individual employees.

This year Ms. Harris responded to the Company's request for proof of ownership in just 10 days. Prior to the 14-day deadline after the Company's request for proof, the Company could have notified Ms. Harris of its belief that its own plan administrator's response was defective (and she may well have been able to cure such defect prior to such deadline). Instead, the Company did not mention the defect until she received its no-action request several weeks later. She has thus been deprived of the full 14 days to provide proof that is assured by Rule 14a-8(f).

My clients have asked **[*4]** the plan administrator to provide a second letter curing the (perceived) defect in its first set of letters. We will supply those additional documents to Staff as soon as received.

In sum, Staff should reject the request of the Company for no-action letters, because (1) at worst the plan administrator's letter is ambiguous, rather than clearly lacking the ownership information requested by the Company; (2) the ambiguity in the administrator's letter is not the proponents' fault in the least but rather the fault of the administrator selected by the Company; (3) if the Company genuinely had any question as to duration of ownership, such question was readily answered by information already on file with the Company and by information ready accessible to the Company.

Respectfully submitted,

Andrew J. Kahn
Attorney for Harris/Zukowski

INQUIRY-2:

Sempra Energy[R]

Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@**sempra.**com

December 7, 2004

Securities Exchange Act of 1934
Rules 14a-8(b) and (f)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, **[*5]** N.W.
Washington, D.C. 20549

Re: Shareholder Proposal -- Marta Harris

Ladies and Gentlemen:

We have received from Marta Harris a shareholder proposal for inclusion in the proxy materials for our 2005 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule. As more fully discussed below, Ms. Harris has failed to provide sufficient proof (after having been properly requested to do so) that she has continuously held our shares for a period of at least one year as of the date that she submitted her proposal. And the time for her to do so has now expired. Consequently, Ms. Harris has failed timely to establish that she is eligible to submit to us a proposal under the Shareholder Proposal Rule and we intend to exclude her proposal from our proxy materials pursuant to Rules 14a-8(b) and (f) under the Securities Exchange Act of 1934.

Background

We received Ms. Harris' shareholder proposal by facsimile transmission on November 19, 2004, the last date for the timely submission of proposals under the Shareholder Proposal Rule for inclusion in the proxy materials for our 2005 Annual Meeting of Shareholders. She enclosed with her November 19 transmittal **[*6]** letter the text of her proposal and a page from a T. Rowe Price Retirement Account Summary showing only that she owned shares of **Sempra Energy** Common Stock as of September 30, 2004 and July 1, 2004. Ms. Harris' letter and enclosures are enclosed as Appendix A.

Upon receiving her letter, we immediately determined that Ms. Harris was not a registered holder of our shares and had not filed any reports of ownership of our shares with the Commission. We also determined that, as discussed below, the Retirement Account Summary that she submitted with her letter did not constitute sufficient proof of her eligibility to submit a proposal pursuant to the Shareholder Proposal Rule.

Consequently, on the same November 19 date that we received her letter, we wrote to Ms. Harris requesting that she provide us with requisite and timely proof of her continuous beneficial ownership of our shares for at least one year prior to the time she submitted her proposal. A copy of our letter and its enclosures together with proof of its receipt by Ms. Harris on November 20 are enclosed as Appendix B.

Our letter to Ms. Harris specifically called her attention to the proof of continuous beneficial ownership **[*7]** of our shares that she was required to provide, the inadequacy of her Retirement Account Summary as such proof, and the time frame by which requisite proof must be provided to us. It stated:

> We note that you are not a record holder of our shares. Consequently, we cannot ourselves verify your eligibility to submit a shareholder proposal.
>
> Accordingly, under the Shareholder. Proposal Rule, you must provide us with proof of your eligibility to submit a proposal. To do so, you will need to provide us with a written statement from the "record" holder of your shares verifying that, *at the time you submitted your proposal,* you had continuously held at least $ 2000 in market value of our shares for at least one year. [Emphasis in original.]
>
> The account statements that you submitted with your proposal do not fulfill this requirement. Proof of eligibility must consist of a written statement from the record holder of your shares to the effect set forth above.
>
> ***This written proof of eligibility must be provided to its in a response postmarked, or transmitted electronically not later than 14 days from the date you receive this letter. A failure to provide the required proof within*** **[*8]** ***this time frame would permit us to exclude your proposal from our proxy materials.*** [Emphasis in original.]

In addition, we enclosed with our letter a copy of the Shareholder Proposal Rule in which we highlighted for Ms. Harris Questions 2 and 6 regarding the eligibility and procedural requirements that she must follow. We also enclosed the relevant pages from Staff Legal Bulletin No.14 and highlighted for her the Staff's views regarding the inadequacy of investment statements as proof of beneficial ownership and the requirement that sufficient proof of ownership must show continuous ownership for a period of one year as of the time a shareholder submits a proposal.

On November 29, 2004 we received a letter from Ms. Harris enclosing a letter from T. Rowe Price Retirement Plan Services dated November 24, 2004. Her letter and enclosures are enclosed as Appendix C.

The T. Rowe Price letter states the market value of **Sempra Energy** Common Stock held in Ms. Harris' account at November 24, 2004 and at November 22, 2003. It also states that the shares had been held in Ms. Harris' account for longer than one year.

But, as discussed below, the T. Rowe Price letter does not establish **[*9]** continuous ownership of our shares by Ms. Harris since November 19, 2003 -- one year prior to the date on which she submitted her proposal. Accordingly, it is insufficient for purposes of establishing her eligibility to submit a proposal under the Shareholder Proposal Rule. And the time for Ms. Harris to submit sufficient proof of requisite continuous ownership has now expired.

Discussion

It has now been over 14 calendar days since Ms. Harris received on November 20 our letter requesting that she provide requisite and timely proof of her continuous beneficial ownership of our shares for at least one year as of the date on which she submitted her proposal. But the only "proof" that she has provided is insufficient for purposes of the Shareholder Proposal Rule. Quite simply, it fails to establish that at the November 19, 2004 date on which Ms. Harris submitted her proposal she had since November 19, 2003 (one year prior to the date of her proposal submission) continuously owned shares of **Sempra Energy.**

Rule 14a-8(b)(2)(i) sets forth the method by which Ms. Harris, who is not a registered holder of our shares and has not filed share ownership reports with the Commission, "must **[*10]** prove" her eligibility to submit a shareholder proposal. She must "submit to the company a written statement from the 'record' holder of [her] securities (usually a bank or broker) verifying that, at the time [she] submitted [her] proposal, [she] continuously held the securities for at least one year." And, Rule 14a-8(f) requires that such proof be submitted "no later than 14 days from the date [she] received [our] notification" that she had failed to provide requisite proof of her eligibility.

The Retirement Account Statement that Ms. Harris submitted on November 19 with her proposal is not a statement from the record owner of her shares. And even if it were such, it would be inadequate for purposes of the Shareholder Proposal Rule. It does not state her shareholdings as of the November 19 date that she submitted her proposal nor does it show continuous ownership of her shares for a one-year period as of the date her proposal was submitted. It shows only that she owned shares as of September 30, 2004 and also owned shares (although how many is not determinable) at various times or throughout the period from July 1, 2004 through September 30, 2004.

The November 24, 2004 letter from **[*11]** T. Rowe Price that Ms. Harris submitted with her letter of November 29 is also insufficient proof of continuous beneficial ownership for purposes of the Shareholder Proposal Rule. It shows that she had held shares of **Sempra Energy** Common Stock for more than one year at the November 24 date of the letter and had continuously done so from November 22, 2003. But it does not show, as is required by the Shareholder Proposal Rule, that she had held shares continuously since at least November 19, 2003 (one year prior to submitting her proposal) through the November 19, 2004 date on which she submitted her proposal.

Staff Accounting Bulletin No. 14 states that "a shareholder's monthly, quarterly or periodic investment statements" do not "demonstrate sufficiently continuous ownership of the securities" for purposes of the Shareholder Proposal Rule. It also states, as does the

Shareholder Proposal Rule itself, that proof of continuous ownership must be "for a period of one year as of the time that the shareholder submits the proposal." *Staff Accounting Bulletin No. 14 (July 13, 2001), Sections C.1(c)(2) and (3).*

Consistent with the Shareholder Proposal Rule and Staff Accounting Bulletin **[*12]** No. 14, the Staff has repeatedly permitted the exclusion from proxy materials of shareholder proposals for which proof of beneficial share ownership consists only of investment statements, fails to encompass a full one year period, or covers only a one-year period ending before or after the date of proposal submission. See, for example, *International Business Machines Corporation, December 29, 2003* (pages from account statement showing ownership of shares in an employer stock fund insufficient proof of continuous beneficial ownership); *RTI International Metals Inc., December 12 2003* (photocopy of monthly account statement insufficient); *The Gap, Inc., March 3, 2003* (proposal excluded when submitted on November 27 and proof of ownership covered a two-year period ended November 25); and, *AutoNation, Inc., March 14, 2002* (proposal excluded when submitted on December 10, 2001 and proof of share ownership covered a period of more than one year beginning on December 12, 2000).

The Staff's concurrence in the exclusion of the proposal in *AutoNation* is particularly instructive because of the great similarity to the facts presented by Ms. Harris' purported proof. In *AutoNation* **[*13]** the shareholder proponent submitted, as proof of requisite continuous beneficial share ownership, a letter from Fidelity Investments dated December 27, 2001, stating that Fidelity had held the requisite amount of shares for the proponent since December 12, 2000. But the proponent had submitted his proposal on December 10, 2001. Thus, the Fidelity letter did not establish requisite proof of continuous beneficial ownership for at least one year as of the date "the shareholder submitted his proposal because it failed to cover ownership for one day -- December 11, 2000. The Staff concurred in the exclusion of the proposal from AutoNation's proxy materials. *AutoNation, Inc., March 14, 2002.*

The Staff has reached similar conclusions in, among others, ***Unocal*** *Corporation, February 25, 2004* and *Honeywell International Inc., January 30, 2002.* In *Unocal,* the Staff concurred in the exclusion of a proposal submitted on December 9, 2003 when proof of continuous share ownership was for a period beginning on December 27, 2002. In *Honeywell,* the Staff concurred in the exclusion of a proposal submitted on November 4, 2002 when proof of continuous share ownership was for **[*14]** a 12-month period ending November 20, 2001. See also, *FedEx Corporation, July 1, 2004; Cell Pathways, Inc., March 20, 2003; International Business Machines Corporation, February 18, 2003; Morgan Stanley, December 24, 2002;* and, *USEC Inc., July 19, 2002.*

The T. Rowe Price "proof" of continuous share ownership submitted by Ms. Harris with her letter of November 29 is insufficient for purposes of the Shareholder Proposal Rule for the very same reasons that the proofs in *AutoNation, Unocal* and *Honeywell* were insufficient. In each case, the period covered by the purported proof begins less than one year before the proponent submitted the proposal: Thus, it does not establish, as is required by the Shareholder Proposal Rule, continuous share ownership for at least one year prior to the date that the proposal was submitted.

Here Ms. Harris submitted her proposal on November 19, 2004 but her purported proof of requisite continuous beneficial ownership covers only a period that begins on November 22, 2003. It simply fails to establish that Ms. Harris has met the eligibility requirement of the Shareholder Proposal Rule for continuous beneficial ownership of our shares **[*15]** for at least one year as of the date she submitted her proposal.

We have advised Ms. Harris of the requirement to provide requisite proof of her eligibility to submit her shareholder proposal. We have advised her, both in our letter and in our enclosures, that proof of beneficial ownership must be for a continuous period of at least one year as of the date she submitted her proposal. We have enclosed with our letter a copy of the Shareholder Proposal Rule highlighted to show the procedures she must follow and the proof he must provide. We have advised her of the time frame by which she must submit requisite proof. We have enclosed the relevant pages of Staff Accounting Bulletin No. 14 highlighting the questions and answers that demonstrate that the proof she has submitted does not meet the requirements of the Shareholder Proposal Rule and that proof of eligibility must show continuous ownership for at least one year at the date of proposal submission. In doing so, we have gone well far beyond the notification requirements of Rule 14a-8(f) and those recommended by Staff Accounting Bulletins Nos. 14 and 14B.

But Ms. Harris has still not provided us with sufficient proof of her eligibility **[*16]** to submit a shareholder proposal under the Shareholder Proposal Rule. And the time for her to do so has now expired. Accordingly, we intend to exclude Ms. Harris' proposal from our proxy materials as a consequence of her failure to have properly established that she has satisfied the eligibility requirements of Rule 14a-8(b) after having been properly notified of such requirements pursuant to Rule, l4a-8(f).

****

We ask that the Staff advise us that it will not recommend any action to the Commission in respect of our excluding Ms. Harris' shareholder proposal from our proxy materials. If the Staff disagrees with our conclusion that the proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of its formal response to this letter.

In support of this request and pursuant to Rule 14a-8(j) we are enclosing six copies of this letter and its enclosures. An additional copy of the letter and enclosures is concurrently being sent to Ms. Harris.

We would very much appreciate receiving the Staff's response to this letter by January 15, 2005. We will promptly forward your response on to Ms. Harris.

If you have any questions **[*17]** regarding this matter or if I can be of any help to you in any way, please telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

ATTACHMENT 1

Sempra Energy[R]

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@**sempra**.com

November 19, 2004

Via Federal Express
Marta F. Harris
4728 Golden Ridge Drive
Corona, CA 92880-9417

Re: Shareholder Proposal

Dear Ms. Harris:

This letter acknowledges our receipt on November 19 of your shareholder proposal for inclusion (pursuant to the Securities Exchange Commission's Shareholder Proposal Rule) in the proxy materials for our 2005 Annual Meeting of Shareholders.

We note that you are not a registered holder of our shares. Consequently, we cannot ourselves verify your eligibility to submit a shareholder proposal.

Accordingly, under the Shareholder Proposal Rule, you must provide us with proof of your eligibility to submit a proposal. To do so, you will need to provide us with a written statement from the "record" holder of your shares verifying that, *at the time you submitted your proposal,* you had continuously **[*18]** held at least $ 2000 in market value of our shares for at least one year.

The account statements that you submitted with your proposal do not fulfill this requirement. Proof of eligibility must consist of a written statement from the record holder of your shares and must be to the effect set forth above.

The requisite written proof of eligibility must be provided to us in a response postmarked, or transmitted electronically not later than 14 days from the date you receive this letter. A failure to provide the required written proof of your eligibility within this time frame would permit us to exclude your proposal from our proxy materials.

For your convenience in complying with this requirement, we are enclosing a copy of the Shareholder Proposal Rule. Questions 2 and 6 of the enclosure set forth the eligibility and procedural requirements that you must follow. We are also enclosing and have highlighted the relevant pages from Staff Legal Bulletin No. 14 of the Securities and Exchange Commission regarding the inadequacy of periodic investment statements as proof of beneficial ownership and the requirement that proof of ownership must show continuous ownership for a period **[*19]** of one year as of the time the shareholder submits the proposal.

Very truly yours,

Gary W. Kyle

ATTACHMENT 2

Marta E. Harris
4728 Golden Ridge Drive
Corona, CA 92880-9417

Shareholder Proposal

Separation of Chairman and CEO

Proposal:

Shareholders recommend the Board of Directors be chaired by an independent director rather than by an executive of the Company. This proposal shall not be construed as requesting the board to breach any contractual obligations.

Support:
The primary purpose of the Board of Directors is to protect shareholders' interest by providing independent oversight of management, including the CEO.

I believe a separation of the roles of Chairman and CEO will benefit shareholders at our company, where currently one individual assumes both roles.

In January 2003, the blue ribbon Commission on Public Trust and Private Enterprise (organized by Conference Board in N.Y.) issued a recommendation after a six-month investigation calling for corporations to separate the offices of chairman and CEO. This panel included several prominent figures in US finance, including Arthur Levitt, Paul Volker, John Snow, John Bogle, Warren Rudman, Peter **[*20]** Gilbert, Lynn Sharp Paine, Ralph Larsen, and Peter Peterson.

Andrew Grove, Chairman of Intel Corp. (while Craig Barrett is its CEO) is quoted in Business Week (11/11/02) as follows: "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The Chairman runs the board. How can the CEO be his own boss?"

A 2003 report from Pillsbury Winthrop LLP stated, "However, an increasing number of companies, including for example Charles Schwab and Chubb have recently decided to split the positions and have related the decisions directly to implementing best practices in corporate governance. We have also identified companies outside of the S&P 500 and Forbes 500, including E-Trade and Midas, that have recently split the positions... We have identified a discernable trend towards splitting the Chairman and CEO positions, and we would not be surprised if more companies began to do this, if not on management's initiative then in response to pressure from their shareholders."

In the UK, splitting the positions is common practice, with **[*21]** about 90% of listed companies doing so. In 2003 a number of American companies have decided to split the two offices, including Dollar Thrifty Automotive, Nationwide Financial, and Synovus.

The growing list of companies splitting the two positions includes WalMart, Campbell Soup, Chubb, Costco, Danaher, Albert-Culver, MBNA, Pulte Homes, Nordstrom and Safeco.

Two-thirds of directors responding to a McKinsey & Co. survey favored splitting the roles of chairman and CEO. 180 directors sitting on the boards of more than 500 U.S. companies answered that survey. See **www.mckinsey.com/practices/corporategovernance/PDF/DirectorOpinion.pdf.**

A similar proposal received over 40% support from **Sempra** shareholders last year. We think the stocks performance in the past year should prompt more shareholders to support this proposal.

Separation of the roles of chairman and CEO would, I believe, strongly encourage management accountability.

A VOTE IS RECOMMENDED "FOR" THIS PROPOSAL.

Source: Legal > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **SEC No-Action, Exemptive & Interpretative Letters**
Terms: **sempra energy** (Edit Search | Suggest Terms for My Search)
Mandatory Terms: **SEC-REPLY (sempra energy december 2004)**
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Date/Time: Tuesday, December 27, 2005 - 3:04 PM EST


LexisNexis



Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 21, 2005

Securities Exchange Act of 1934
Rules 14a-8(b) and (f)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Marta Harris Shareholder Proposal -- Exclusion for Failure to Provide Requisite Proof of Continuous Share Ownership

Ladies and Gentlemen:

Please refer to my letter and the letter from Andrew J. Kahn of Davis, Cowell & Bowe, LLP, each dated December 2, 2005, regarding the shareholder proposal that Sempra Energy has received from Marta Harris for inclusion in the proxy materials for its 2006 Annual Meeting of Shareholders.

Mr. Kahn's letter refers to a prior letter that he sent to the Staff. However, as I noted in my letter, we were not provided a copy of his prior letter. And, we still have not been provided a copy. Accordingly, by a copy of this letter to Mr. Kahn, I am requesting that he promptly provide us with a copy of his prior letter.

I also request that the Staff not issue any negative response to our request for a no action letter in respect of Ms. Harris' shareholder proposal unless we have had an adequate opportunity to respond to any arguments that Mr. Kahn may have advanced in his prior letter.

Lastly, I again want to again call the Staff's attention to the no action letter in *Sempra Energy* (December 22, 2004) issued in respect of the shareholder proposal that Ms. Harris submitted to us last year. That letter is directly on point to the issues presented by the proposal that she has submitted this year.

As with her proposal this year, last year Ms. Harris failed timely to provide us with requisite proof of her eligibility to submit a shareholder proposal after having been timely and properly notified by us (in a manner virtually identical to that of this year) of the requirement that she do so. Mr. Kahn unsuccessfully challenged the sufficiency of our notice to her of the defects in her eligibility submission and, as he has done this year, sought belatedly to correct the defects through an untimely submission of revised eligibility documentation.

The Staff last year rejected Mr. Kahn's challenge to the adequacy of our notices, rejected his untimely submission of revised eligibility documentation and correctly concluded, as it should do this year, that Ms. Harris "failed to supply, within 14 days of receipt of Sempra's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period as of the date that she submitted the proposal as required by rule 14a-8(b)." Consequently, as it should do this year, the Staff concurred in the exclusion of Ms. Harris' proposal from our proxy materials.

****

We renew our request that the Staff of the Commission advise us that it will not recommend any action to the Commission in respect of our excluding Ms. Harris' shareholder proposal from our proxy materials. If the Staff disagrees with our conclusion that her proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of a formal response to this letter.

If you have any questions regarding this matter or if I can be of any help to you in any way, please contact me by telephone at 619/696-4373 or by e-mail to gkyle@sempra.com.

Very truly yours,

Gary W. Kyle

cc: Marta Harris
Andrew J. Kahn

enclosures



Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 2, 2005

Securities Exchange Act of 1934
Rules 14a-8(b) and (f)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Marta Harris Shareholder Proposal -- Exclusion for Failure to Provide Requisite Proof of Continuous Share Ownership

Ladies and Gentlemen:

Please refer to my letter dated November 23, 2005 regarding the shareholder proposal that we received from Marta Harris for inclusion in the proxy materials for our 2006 Annual Meeting of Shareholders. A copy of our letter (without the related appendices) is enclosed.

Today, Andrew J. Kahn of Davis, Cowell & Bowe, LLP (who apparently represent Ms. Harris) sent to you and to me a letter that encloses a letter from T. Rowe Price Retirement Plan Services. The T. Rowe Price letter, also dated today, confirms that Ms. Harris has continuously held more than $2000 in value of our shares for more that a year prior to the date that she submitted her shareholder proposal. A copy of each of these letters is enclosed; however Mr. Kahn' letter also refers to a prior letter from him to you that has not been provided to us.

As discussed in my earlier letter, the time for Ms. Harris to submit proof of eligibility to submit her shareholder proposal has already expired. It expired on November 16 -- 14 calendar days after she received our letter requesting that she provide requisite proof.

We are not required to consider Ms. Harris' untimely submission of proof of eligibility. We are permitted to exclude and intend to exclude her proposal from our proxy materials without regard to whether her belated proof would have been sufficient had it been timely submitted.

We timely advised Ms. Harris of the requirement to provide requisite proof of her eligibility to submit her shareholder proposal and the time frame by she must provide that proof. In doing so, we went well beyond the notification requirements of the Shareholder Proposal Rule and the recommendations of Staff Legal Bulletins 14 and 14B.

We advised Ms. Harris, both in our letter requesting timely proof of her eligibility and in our enclosures, that proof of beneficial ownership must be for a continuous period of at least one year as of the date she submitted her proposal. We enclosed with our letter a copy of the Shareholder Proposal Rule highlighted to show the procedures she must follow and the proof she must provide. We enclosed the relevant pages of Staff Accounting Bulletin No. 14 highlighting the questions and answers demonstrating that proof of eligibility must show continuous share ownership for at least one year as of the date of proposal submission.

But Ms. Harris failed to provide us with timely proof of her eligibility and the time for her to do so expired over two weeks ago. The Staff should disregard Ms. Harris' untimely proof of eligibility and consider our earlier no action request to exclude her proposal from our proxy materials without giving any consideration to her belated submission.

* * * * * * *

We reconfirm our request that the Staff of the Commission advise us that it will not recommend any action to the Commission in respect of our excluding Ms. Harris' shareholder proposal from our proxy materials. We would very much appreciate receiving the Staff's response by January 15, 2006.

If you have any questions regarding this matter or if I can be of any help to you in any way, please telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

cc: Marta Harris
Andrew J. Kahn

enclosures



Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com


PROCESSING
SEC MAIL RECEIVED
DEC 0 5 2005
199 SECTION
WASH., D.C.

November 23, 2005

Securities Exchange Act of 1934
Rules 14a-8(b) and (f)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal -- Exclusion for Failure to Provide Requisite Proof of Continuous Share Ownership

Ladies and Gentlemen:

We have received from Marta Harris a shareholder proposal for inclusion in the proxy materials for our 2006 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule. Ms. Harris is the President of a union local that represents most of the union employees of Southern California Gas Company, a subsidiary of Sempra Energy.

As more fully discussed below, Ms. Harris has once again failed to provide us with requisite proof of her eligibility to submit a shareholder proposal (after we have timely and properly requested that she do so) and the time for her to provide that proof has now expired. Quite simply, Ms. Harris submitted her proposal on November 1, 2005 but her proof of continuous share ownership begins less than one year before that date and thus fails to satisfy the requirements of the Shareholder Proposal Rule.

Last year Ms. Harris also failed to provide adequate proof of eligibility for a shareholder proposal that she submitted to us for our 2005 Annual Meeting of Shareholders. As with this year's proposal, she failed to provide proof that she had continuously owned our shares for at least one year as of the date she submitted her proposal. In *Sempra Energy, December 22, 2004,* the Staff of the Commission concurred in the exclusion of her proposal from our proxy materials.

Accordingly, pursuant to Rules 14a-8(b) and (f) under the Securities Exchange Act of 1934, we also intend to exclude the shareholder proposal that Ms. Harris has submitted this year from the proxy materials for our 2006 Annual Meeting of Shareholders. We ask the Staff to advise us that they will not recommend any action to the Commission in respect of our doing so.

Background

November 1 – Submission of Shareholder Proposal

We received Ms. Harris' shareholder proposal by facsimile transmission on November 1, 2005, the last date for the timely submission of proposals for inclusion in the proxy materials for our 2006 Annual Meeting of Shareholders. Her submission did not include any proof whatsoever of beneficial ownership of our shares. A complete copy of the facsimile transmission is enclosed as Appendix A.

November 1 – Notice to Ms. Harris of Eligibility Deficiency

Upon receiving her proposal, we immediately determined that Ms. Harris was not a registered holder of our shares and had not filed any reports of ownership of our shares with the Commission. Consequently, on the same November 1 date that we received her proposal, we wrote to Ms. Harris requesting that she provide us with requisite and timely proof of her continuous beneficial ownership of our shares for at least one year as of the time she submitted her proposal. A copy of our letter and its enclosures, together with proof of its receipt by Ms. Harris on November 2, is enclosed as Appendix B.

Our letter to Ms. Harris specifically called her attention to the proof of continuous beneficial ownership of our shares that she was required to provide and the time frame by which requisite proof must be provided. It stated:

> We note that you are not a record holder of our shares and have not filed any reports of ownership of our shares with the Securities and Exchange Commission. Accordingly, under the Shareholder Proposal Rule, you must provide us with proof of your eligibility to submit a proposal.
>
> To establish your eligibility, you must provide us with a written statement from the "record" holder of your shares verifying that, at the time you submitted your proposal, you had continuously held at least

> $2000 in market value of our shares for at least one year. [Emphasis in original.]
>
> *Proof of share ownership that complies with the requirements of the Shareholder Proposal Rule must be provided to us in a response postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. A failure so to provide the required proof would permit us to exclude your proposal from our proxy materials.* [Emphasis in original.]

To assist Ms. Harris in complying with these requirements, we also enclosed with our letter a copy of the Shareholder Proposal Rule in which we highlighted Questions 2 and 6 regarding the eligibility and procedural requirements that she must follow. We also enclosed the relevant pages from Staff Legal Bulletin No.14 (July 13, 2001) and highlighted for Ms. Harris the Staff's views regarding the requirement that sufficient proof of ownership must show continuous ownership for a period of one year as of the time a shareholder submits a proposal.

November 10 -- Ms. Harris' Inadequate Response to Eligibility Deficiency

On November 10 we received an additional facsimile transmission from Ms. Harris in response to our November 1 notice of eligibility deficiency. A complete copy of the facsimile transmission is enclosed as Appendix C.

Ms. Harris' November 10 transmission includes a letter from T. Rowe Price Retirement Plan Services dated November 8, 2005 regarding Ms. Harris' beneficial ownership of our shares. The T. Rowe Price letter states the market value of our shares held for Ms. Harris' account at November 3, 2005 and at November 3, 2004. It also states that the shares had been held in Ms. Harris' account for longer than one year.

However, the T. Rowe Price letter does not provide any proof whatsoever that Ms. Harris owned our shares on November 1, 2004 -- one year prior to the date on which she submitted her proposal -- or continuously since that date, as required by the Shareholder Proposal Rule. Accordingly, the T. Rowe Price letter is insufficient for purposes of establishing Ms. Harris' eligibility to submit her proposal. And the time for Ms. Harris to submit sufficient proof of requisite continuous ownership since November 1, 2004 has now expired.

Discussion -- Exclusion of Ms. Harris' Proposal for Failure to Provide Requisite Proof of Eligibility

It has now been over 14 calendar days since November 2 when Ms. Harris received our letter requesting that she provide requisite and timely proof of continuous beneficial ownership of our shares for at least one year as of the date on which she submitted her proposal. But the only "proof" that she has provided is insufficient for purposes of the Shareholder Proposal Rule. Quite simply, it fails to establish that Ms. Harris has owned shares of Sempra Energy continuously from November 1, 2004 (one year prior to the date of her proposal submission) to the November 1, 2005 date on which she submitted her proposal.

Rule 14a-8(b)(2)(i) sets forth the method by which Ms. Harris, who is not a registered holder of our shares and has not filed share ownership reports with the Commission, "must prove" her eligibility to submit a shareholder proposal. She must "submit to the company a written statement from the 'record' holder of [her] securities (usually a bank or broker) verifying that, *at the time [she] submitted [her] proposal, [she] continuously held the securities for at least one year."* [Emphasis added.] And, Rule 14a-8(f) requires that such proof be submitted "no later than 14 days from the date [she] received [our] notification" that she had failed to provide requisite proof of her eligibility.

The letter from T. Rowe Price that Ms. Harris has submitted to prove her eligibility is insufficient proof of continuous beneficial ownership for purposes of the Shareholder Proposal Rule. It shows that she had held shares of Sempra Energy Common Stock for more than one year at the November 8, 2005 date of the letter and had continuously done so from November 3, 2004. But it does not show, as is required by the Shareholder Proposal Rule, that she had held shares continuously since at least November 1, 2004 -- one year prior to the date that she submitted her proposal.

Consistent with the Shareholder Proposal Rule and Staff Legal Bulletin No. 14 (July 13, 2001), the Staff has repeatedly concurred in the exclusion from proxy materials of shareholder proposals for which proof of beneficial share ownership begins less than one year prior to the date the proposal was submitted. See, for example, *Sempra Energy, December 23, 2004* (proposal excluded when submitted on November 19, 2004 but proof of continuous ownership began on November 22, 2003); *Sempra Energy, December 22, 2004* (Marta Harris proposal excluded when submitted on November 19, 2004 but proof of continuous ownership began on November 22, 2003); *Unocal Corporation, February 25, 2004* (proposal excluded when submitted on December 9, 2003 but proof of continuous share ownership began on December 27, 2002); *Honeywell International, January 30, 2002* (proposal excluded when submitted on November 4, 2002 but proof of continuous share ownership began on November 20, 2001); and, *AutoNation, Inc., March 14, 2002* (proposal excluded when submitted on December 10, 2001 but proof of share ownership began on December 12, 2000). See also, *FedEx*

Corporation, July 1, 2004; International Business Machines Corporation, February 18, 2003; Morgan Stanley, December 24, 2002; and, *USEC Inc., July 19, 2002.*

The Staff's concurrences in the exclusion of the proposals submitted to us last year by Ms. Harris *(Sempra Energy, December 22, 2004)* and Dennis Zukowski *(Sempra Energy, December 23, 2004)* are particularly instructive because of the great similarity to the facts presented by Ms. Harris' purported proof for her proposal this year. In support of their proposals last year, Ms. Harris and Mr. Zukowski each submitted a letter from T. Rowe Price stating that it had continuously held our shares of requisite market value for the proponent's account since November 22, 2003. But Ms. Harris and Mr. Zukowski had submitted their proposals to us on November 19, 2004. Thus, the T. Rowe Price letters did not establish requisite proof of continuous beneficial ownership for at least one year as of the date they submitted their proposals because proof of continuous ownership began after November 19, 2003 -- one year prior to the date that the proposals were submitted. The Staff concurred in the exclusion of both proposals from our proxy materials.

The T. Rowe Price "proof" of continuous share ownership that Ms. Harris has submitted this year is insufficient for purposes of the Shareholder Proposal Rule for the very same reason that the proofs that she and Mr. Zukowski submitted to us last year and the proofs submitted in *Unocal, Honeywell, AutoNation* and the other letters cited above were insufficient. In each case, the period covered by the purported proof begins less than one year before the proponent submitted the proposal. Thus, it does not establish, as is required by the Shareholder Proposal Rule, continuous share ownership for at least one year prior to the date that the proposal was submitted.

This year Ms. Harris submitted her proposal on November 1, 2005 but her purported proof of requisite continuous beneficial ownership covers only a period that begins on November 3, 2004. Her proof simply fails to establish that Ms. Harris has met the eligibility requirement of the Shareholder Proposal Rule for continuous beneficial ownership of our shares for at least one year as of the date she submitted her proposal.

We have advised Ms. Harris of the requirement to provide requisite proof of her eligibility to submit her shareholder proposal and the time frame by which she must provide that proof to us. In doing so, we have gone well far beyond the notification requirements of Rule 14a-8(f) and those recommended by Staff Legal Bulletins Nos. 14 and 14B.

We have advised her, both in our letter and in our enclosures, that proof of beneficial ownership must be for a continuous period of at least one year as of the date she submitted her proposal. We have enclosed with our letter a copy of the Shareholder Proposal Rule highlighted to show the procedures she must follow and the proof she must provide. We have enclosed the relevant pages of Staff Accounting Bulletin No.14 highlighting the questions and answers that demonstrate that proof of eligibility must show continuous ownership for at least one year at the date of proposal submission.

But Ms. Harris has still not provided us with sufficient proof of her eligibility to submit a proposal under the Shareholder Proposal Rule. And the time for her to do so has now expired.

Accordingly, we intend to exclude Ms. Harris' proposal from our proxy materials as a consequence of her failure to have properly established that she has satisfied the eligibility requirements of Rule 14a-8(b) after having been properly notified of such requirements pursuant to Rule 14a-8(f).

* * * * * * * * * * *

We ask the Staff to advise us that they will not recommend any action to the Commission in respect of our excluding Ms. Harris' shareholder proposal from our proxy materials. If the Staff disagrees with our conclusion that her proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of its formal response to this letter.

In accordance with Rule 14a-8(j) this letter is being submitted no later than 80 calendar days before we will file our definitive proxy statement and form of proxy for our 2006 Annual Meeting of Shareholders with the Commission. We are also enclosing six copies of this letter and its enclosures and an additional copy of the letter and its enclosures is concurrently being sent to Ms. Harris.

We would very much appreciate receiving the Staff's response to this letter by January 15, 2006. We will promptly forward your response on to Ms. Harris.

If you have any questions regarding this matter or if I can be of any help to you in any way, please telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

cc: Marta Harris

enclosures

156124

DAVIS, COWELL & BOWE, LLP

Counselors and Attorneys at Law

San Francisco
595 Market Street, Suite 1400
San Francisco, California 94105
415.597.7200
Fax 415.597.7201

Barry S. Jellison (CA)
J. Thomas Bowen (CA, NV)
Steven L. Stemerman (CA, NV)
Richard G. McCracken (CA, NV)
W. David Holsberry (CA, NV)
Elizabeth Ann Lawrence (CA, NV, AZ)
Andrew J. Kahn (CA, NV, AZ)
John J. Davis, Jr. (CA)
Florence E. Culp (CA, NV)
Michael T. Anderson (CA, NV, DC, MA)
Kristin L. Martin (CA, NV)
Eric B. Myers (CA, NV)
Michael C. Hughes (CA)
Paul L. More (CA)
Ramit Mizrahi (CA)

Robert P. Cowell (1931-1960)

of counsel:
Philip Paul Bowe (CA)
Mark Brooks (TN)

Washington, DC
1701 K Street, N.W., Suite 210
Washington, DC 20006
202.223.2620
Fax 202.223.8651

George R. Murphy (DC)
Mark Hanna (DC, VA, NJ)
Arlus J. Stephens (DC, MD, OH, PA)
Joni S. Jacobs (CA, NV, AZ)

Boston, MA
8 Beacon Street, 4th Floor
Boston, Massachusetts 02108
617.227.5720
Fax 617.227.5767

Michael T. Anderson (CA, NV, DC, MA)

Clifton, NJ
1389 Broad Street
Clifton, NJ 07013
973.916.0999
Fax 973.916.0906

Mark Hanna (DC, VA, NJ)

McCracken, Stemerman, Bowen & Holsberry
1630 S. Commerce Street, Suite A-1
Las Vegas, Nevada 89102
702.386.5107
Fax 702.386.9848

December 2, 2005

By fax (619) 696-4443 and 696-4508 and overnight

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F. Street N.E.
Washington D.C. 20549

Gary Kyle
Sempra Energy
101 Ash Street
San Diego CA 92101-3017

RE: Sempra/Marta Harris shareholder proposal – supplemental information

Dear Counsel:

As promised in our prior letter on behalf of Ms. Harris, attached please find a letter from her retirement plan administrator which confirms her continuous ownership of more than $2000 worth of Sempra stock for more than a year prior to her submission of the proposal.

Respectfully submitted,

[signature]

Andrew J. Kahn
Attorney for Marta Harris

T. Rowe Price Retirement Plan Services, Inc.

P.O Box 17215
Baltimore, Maryland 21297-1215

4515 Painters Mill Road
Owings Mills, Maryland 21117

December 2, 2005

Marta Harris
4728 Golden Ridge Drive
Corona, CA 92880

RE: Southern California Gas 401(k)

Dear Ms. Harris:

In response to your request please find the following information:

This is to confirm that you currently hold more than $2000.00 of Sempra Energy Common Stock (SRE) in your Southern California Retirement Savings Plan. You have also continuously held more than $2000 market value of Sempra Energy Common Stck (SRE) in your Retirement Savings Plan since November 1, 2002.

If you have any questions, please feel free to contact our Participant Services Center at 1-800-922-9945. The hours of operation are Monday through Friday, 8:30 a.m. to 10:00 p.m., Eastern Standard Time.

Sincerely,

T. Rowe Price Retirement Plan Services


T.RowePrice
INVEST WITH CONFIDENCE

DAVIS, COWELL & BOWE, LLP
Counselors and Attorneys at Law

RECEIVED
2005 DEC -6 AM 9:22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

San Francisco

595 Market Street, Suite 1400
San Francisco, California 94105
415.597.7200
Fax 415.597.7201

Barry S. Jellison (CA)
J. Thomas Bowen (CA, NV)
Steven L. Stemerman (CA, NV)
Richard G. McCracken (CA, NV)
W. David Holsberry (CA, NV)
Elizabeth Ann Lawrence (CA, NV, AZ)
Andrew J. Kahn (CA, NV, AZ)
John J. Davis, Jr. (CA)
Florence E. Culp (CA, NV)
Michael T. Anderson (CA, NV, DC, MA)
Kristin L. Martin (CA, NV)
Eric B. Myers (CA, NV)
Michael C. Hughes (CA)
Paul L. More (CA)
Ramit Mizrahi (CA)

Robert P. Cowell (1931-1980)

of counsel:
Philip Paul Bowe (CA)
Mark Brooks (TN)

Washington DC

1701 K Street, N.W., Suite 210
Washington, DC 20006
202.223.2620
Fax 202.223.8651

George R. Murphy (DC)
Mark Hanna (DC, VA, NJ)
Justus J. Stephens (DC, MD, OH, PA)
Joni S. Jacobs (CA, NV, AZ)

Boston MA

8 Beacon Street, 4th Floor
Boston, Massachusetts 02108
617.227.5720
Fax 617.227.5767

Michael T. Anderson (CA, NV, DC, MA)

Clifton NJ

1389 Broad Street
Clifton, NJ 07013
973.916.0999
Fax 973.916.0906

Mark Hanna (DC, VA, NJ)



630 S. Commerce Street, Suite A-1
Las Vegas, Nevada 89102
702.386.5107
Fax 702.386.9848

December 2, 2005

By fax (619) 696-4443 and 696-4508 and overnight

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F. Street N.E.
Washington D.C. 20549

Gary Kyle
Sempra Energy
101 Ash Street
San Diego CA 92101-3017

RE: Sempra/Marta Harris shareholder proposal – supplemental information

Dear Counsel:

As promised in our ~~prior letter~~ on behalf of Ms. Harris, attached please find a letter from her retirement plan administrator which confirms her continuous ownership of more than $2000 worth of Sempra stock for more than a year prior to her submission of the proposal.

Respectfully submitted,

[signature]

Andrew J. Kahn
Attorney for Marta Harris

T. Rowe Price Retirement Plan Services, Inc.

P.O Box 17215
Baltimore, Maryland 21297-1215

4515 Painters Mill Road
Owings Mills, Maryland 21117

December 2, 2005

Marta Harris
4728 Golden Ridge Drive
Corona, CA 92880

RE: Southern California Gas 401(k)

Dear Ms. Harris:

In response to your request please find the following information:

This is to confirm that you currently hold more than $2000.00 of Sempra Energy Common Stock (SRE) in your Southern California Retirement Savings Plan. You have also continuously held more than $2000 market value of Sempra Energy Common Stck (SRE) in your Retirement Savings Plan since November 1, 2002.

If you have any questions, please feel free to contact our Participant Services Center at 1-800-922-9945. The hours of operation are Monday through Friday, 8:30 a.m. to 10:00 p.m., Eastern Standard Time.

Sincerely,

T. Rowe Price Retirement Plan Services


T.RowePrice
INVEST WITH CONFIDENCE

DAVIS, COWELL & BOWE, LLP

Counselors and Attorneys at Law

San Francisco

595 Market Street, Suite 1400
San Francisco, California 94105
415.597.7200
Fax 415.597.7201

Barry S. Jellison (CA)
J. Thomas Bowen (CA, NV)
Steven L. Stemerman (CA, NV)
Richard G. McCracken (CA, NV)
W. David Holsberry (CA, NV)
Elizabeth Ann Lawrence (CA, NV, AZ)
Andrew J. Kahn (CA, NV, AZ)
John J. Davis, Jr. (CA)
Florence E. Culp (CA, NV)
Michael T. Anderson (CA, NV, DC, MA)
Kristin L. Martin (CA, NV)
Eric B. Myers (CA, NV)
Michael C. Hughes (CA)
Paul L. More (CA)
Ramit Mizrahi (CA)

Robert P. Cowell (1931-1980)

of counsel:
Philip Paul Bowe (CA)
Mark Brooks (TN)

Washington, DC

1701 K Street, N.W., Suite 210
Washington, DC 20006
202.223.2620
Fax 202.223.8651

George R. Murphy (DC)
Mark Hanna (DC, VA, NJ)
Arlus J. Stephens (DC, MD, OH, PA)
Joni S. Jacobs (CA, NV, AZ)

Boston, MA

8 Beacon Street, 4th Floor
Boston, Massachusetts 02108
617.227.5720
Fax 617.227.5767

Michael T. Anderson (CA, NV, DC, MA)

Clifton, NJ

1389 Broad Street
Clifton, NJ 07013
973.916.0999
Fax 973.916.0906

Mark Hanna (DC, VA, NJ)

McCracken, Stemerman, Bowen & Holsberry

1630 S. Commerce Street, Suite A-1
Las Vegas, Nevada 89102
702.386.5107
Fax 702.386.9848


RECEIVED
2005 NOV 30 PM 5:20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 29, 2005

By fax 202-942-9525 and overnight

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F. Street N.E.
Washington D.C. 20549

RE: Sempra's request for No-Action letter for Marta Harris shareholder proposal

Dear Chief Counsel:

We represent Ms. Harris. Sempra is seeking exclusion of her proposal on the grounds that the retirement plan administrator supplied a letter to show one year's ownership which was not by itself enough to comply with Rule 14a-8(b)(2)(i), as it reported ownership from 11/3/04 rather than from 11/1/04.

However, this technical defect is cured by other information in management's possession: namely, the ownership confirmation letter this administrator supplied Sempra last year showing she owned the same stock as between 11/1/04 and 11/3/04 (Ex. A hereto).[1] Nothing in Rule 14a-8 requires that a proponent's proof of ownership be in the form of one letter rather than two.

Nor does anything in Rule 14a-8 support managements requiring proponents to resubmit ownership data which they have already submitted to management. A company's right to request proof of ownership is only triggered by a company lacking information as to whether the proponent has owned more than $2000 worth for at least a year. See Staff Legal Bulletin No. 14B (9/15/04)("If the company cannot determine whether the shareholder satisfies the rule 14a-8 minimum ownership requirements, the company should request that the shareholder provide proof of ownership . . . ")

One must also recall that the plan administrator here is one chosen by management: Proponent owns her stock through the Company's own 401K plan, and senior Company executives are the plan's fiduciaries. Proponents who own stock through a Company plan have no real control over what plan administrators put in their letters confirming ownership – and such proponents are at particular risk when these administrators are chosen by management rather than by the proponents themselves.

[1]These documents are already on file with the SEC as having been received by the Company, for they constituted Appendix C to the Company's No-Action request last year.

Ms. Harris responded to the Company's request for proof of ownership in just 9 days, well prior to the 14-day deadline. Prior to this deadline the Company could have notified Ms. Harris of its belief that the plan administrator's response was defective (and she could have reminded the Company that it already had a prior letter with the information curing such defect). Instead, the Company did not mention the defect to her until she received its No-Action request several weeks later. She has thus been deprived of the full 14 days to provide proof that is assured by Rule 14a-8(f).

Prior to the deadline the Company could have easily asked either Proponent or this administrator for the information missing from the administrator's 11/05 letter, if the Company really had any doubts as to her continuous ownership. Instead, the Company has simply played "gotcha" here. See IBM Corp. (2/18/03)(Staff gives proponent 7 days from Staff letter to cure defect as "We also note, however, that IBM failed to inform the proponent of the deficiencies in the proof of ownership the proponent submitted to the company on the same day that IBM sent its request for additional documentation."). Thus at minimum, Staff should allow Proponent here time to cure the alleged defect: Proponent is currently endeavoring to get the plan administrator to combine its two letters and generate a single letter confirming ownership throughout 11/1/04-11/1/05

For all the foregoing reasons, Staff should decline the Company's request for a No-Action letter.

Respectfully submitted,

Andrew J. Kahn
Attorney for Marta Harris

cc: Gary Kyle, Sempra

EXHIBIT "A"


RECEIVED
T.C. SANGER

GRAFIX & PRINTING

LA Grafix & Printing

601 Wilshire Blvd.,
Los Angeles, CA 90017
Tel: 213/ 623.3883
Fax: 213/ 623.6062

DATE: 11/29/2004

FAX COVER SHEET

FROM:	Marta E. Harris	TO:	SEMPRA ENERGY
NAME	" "	NAME	c/o GARY KYLE
TEL/FAX: #	951 279-9368	TEL/FAX: #	619 696-4508
# of Pages	2		

MEMO:

Enclosed is letter dtd. 11/29/04
response to Sempra letter and
T. Rowe Price confirmation letter

Ex. A

NOV. 29 2004 12:24PM P1 FAX NO. : 213 623 6062

Marta E. Harris
4728 Golden Ridge Drive
Corona, CA 92880-9417

November 29, 2004

Via Facsimile
Mr. Gary W. Kyle
Chief Corporate Counsel
101 Ash Street, HQ12A
San Diego, CA 92101-3017

Re: Shareholder Proposal

Dear Mr. Kyle:

In response to your letter dated November 19, 2004 I am enclosing written proof from the record holder of my shares. The documentation from T. Rowe Price verifies that, at the time I submitted my shareholder proposal I have held at least two-thousand dollars in market value of shares for at least one year.

Also in accordance with SEC Rule 14a-8(b) I hereby state, I will continue to hold shares of at least two-thousand dollars in market value beyond the date of the 2005 Sempra Energy Annual Shareholder Meeting.

Cordially yours,

Marta E. Harris

Attachment: T.Rowe Price Letter

T. Rowe Price Retirement Plan Services, Inc.

P.O. Box 17215
Baltimore, Maryland 21297-1215

4515 Painters Mill Road
Owings Mills, Maryland 21117

November 24, 2004

Marta Harris
4728 Golden Ridge Drive
Corona, CA 92880

RE: Southern California Gas 401(k)

Dear Ms. Harris:

Your market value of Sempra stock on November 22, 2003 was $28,563.27. As of November 24, 2004, the value of your Sempra stock is $40,941.08. These shares were held in the Southern California Gas 401(k) account for longer than one year.

If you have any questions, please feel free to contact our Participant Services Center at 1-800-922-9945. The hours of operation are Monday through Friday, 8:30 a.m. to 10:00 p.m., Eastern Standard Time.

Sincerely,

T. Rowe Price Retirement Plan Services


T.RowePrice
INVEST WITH CONFIDENCE

Sempra Energy®



Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

November 23, 2005

Securities Exchange Act of 1934
Rules 14a-8(b) and (f)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal -- Exclusion for Failure to Provide Requisite Proof of Continuous Share Ownership

Ladies and Gentlemen:

We have received from Marta Harris a shareholder proposal for inclusion in the proxy materials for our 2006 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule. Ms. Harris is the President of a union local that represents most of the union employees of Southern California Gas Company, a subsidiary of Sempra Energy.

As more fully discussed below, Ms. Harris has once again failed to provide us with requisite proof of her eligibility to submit a shareholder proposal (after we have timely and properly requested that she do so) and the time for her to provide that proof has now expired. Quite simply, Ms. Harris submitted her proposal on November 1, 2005 but her proof of continuous share ownership begins less than one year before that date and thus fails to satisfy the requirements of the Shareholder Proposal Rule.

Last year Ms. Harris also failed to provide adequate proof of eligibility for a shareholder proposal that she submitted to us for our 2005 Annual Meeting of Shareholders. As with this year's proposal, she failed to provide proof that she had continuously owned our shares for at least one year as of the date she submitted her proposal. In *Sempra Energy, December 22, 2004,* the Staff of the Commission concurred in the exclusion of her proposal from our proxy materials.

Accordingly, pursuant to Rules 14a-8(b) and (f) under the Securities Exchange Act of 1934, we also intend to exclude the shareholder proposal that Ms. Harris has submitted this year from the proxy materials for our 2006 Annual Meeting of Shareholders. We ask the Staff to advise us that they will not recommend any action to the Commission in respect of our doing so.

Background

November 1 -- Submission of Shareholder Proposal

We received Ms. Harris' shareholder proposal by facsimile transmission on November 1, 2005, the last date for the timely submission of proposals for inclusion in the proxy materials for our 2006 Annual Meeting of Shareholders. Her submission did not include any proof whatsoever of beneficial ownership of our shares. A complete copy of the facsimile transmission is enclosed as Appendix A.

November 1 -- Notice to Ms. Harris of Eligibility Deficiency

Upon receiving her proposal, we immediately determined that Ms. Harris was not a registered holder of our shares and had not filed any reports of ownership of our shares with the Commission. Consequently, on the same November 1 date that we received her proposal, we wrote to Ms. Harris requesting that she provide us with requisite and timely proof of her continuous beneficial ownership of our shares for at least one year as of the time she submitted her proposal. A copy of our letter and its enclosures, together with proof of its receipt by Ms. Harris on November 2, is enclosed as Appendix B.

Our letter to Ms. Harris specifically called her attention to the proof of continuous beneficial ownership of our shares that she was required to provide and the time frame by which requisite proof must be provided. It stated:

> We note that you are not a record holder of our shares and have not filed any reports of ownership of our shares with the Securities and Exchange Commission. Accordingly, under the Shareholder Proposal Rule, you must provide us with proof of your eligibility to submit a proposal.
>
> To establish your eligibility, you must provide us with a written statement from the "record" holder of your shares verifying that, at the time you submitted your proposal, you had continuously held at least

$2000 in market value of our shares for at least one year. [Emphasis in original.]

Proof of share ownership that complies with the requirements of the Shareholder Proposal Rule must be provided to us in a response postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. A failure so to provide the required proof would permit us to exclude your proposal from our proxy materials. [Emphasis in original.]

To assist Ms. Harris in complying with these requirements, we also enclosed with our letter a copy of the Shareholder Proposal Rule in which we highlighted Questions 2 and 6 regarding the eligibility and procedural requirements that she must follow. We also enclosed the relevant pages from Staff Legal Bulletin No.14 (July 13, 2001) and highlighted for Ms. Harris the Staff's views regarding the requirement that sufficient proof of ownership must show continuous ownership for a period of one year as of the time a shareholder submits a proposal.

November 10 -- Ms. Harris' Inadequate Response to Eligibility Deficiency

On November 10 we received an additional facsimile transmission from Ms. Harris in response to our November 1 notice of eligibility deficiency. A complete copy of the facsimile transmission is enclosed as Appendix C.

Ms. Harris' November 10 transmission includes a letter from T. Rowe Price Retirement Plan Services dated November 8, 2005 regarding Ms. Harris' beneficial ownership of our shares. The T. Rowe Price letter states the market value of our shares held for Ms. Harris' account at November 3, 2005 and at November 3, 2004. It also states that the shares had been held in Ms. Harris' account for longer than one year.

However, the T. Rowe Price letter does not provide any proof whatsoever that Ms. Harris owned our shares on November 1, 2004 -- one year prior to the date on which she submitted her proposal -- or continuously since that date, as required by the Shareholder Proposal Rule. Accordingly, the T. Rowe Price letter is insufficient for purposes of establishing Ms. Harris' eligibility to submit her proposal. And the time for Ms. Harris to submit sufficient proof of requisite continuous ownership since November 1, 2004 has now expired.

Discussion -- Exclusion of Ms. Harris' Proposal for Failure to Provide Requisite Proof of Eligibility

It has now been over 14 calendar days since November 2 when Ms. Harris received our letter requesting that she provide requisite and timely proof of continuous beneficial ownership of our shares for at least one year as of the date on which she submitted her proposal. But the only "proof" that she has provided is insufficient for purposes of the Shareholder Proposal Rule. Quite simply, it fails to establish that Ms. Harris has owned shares of Sempra Energy continuously from November 1, 2004 (one year prior to the date of her proposal submission) to the November 1, 2005 date on which she submitted her proposal.

Rule 14a-8(b)(2)(i) sets forth the method by which Ms. Harris, who is not a registered holder of our shares and has not filed share ownership reports with the Commission, "must prove" her eligibility to submit a shareholder proposal. She must "submit to the company a written statement from the 'record' holder of [her] securities (usually a bank or broker) verifying that, *at the time [she] submitted [her] proposal, [she] continuously held the securities for at least one year."* [Emphasis added.] And, Rule 14a-8(f) requires that such proof be submitted "no later than 14 days from the date [she] received [our] notification" that she had failed to provide requisite proof of her eligibility.

The letter from T. Rowe Price that Ms. Harris has submitted to prove her eligibility is insufficient proof of continuous beneficial ownership for purposes of the Shareholder Proposal Rule. It shows that she had held shares of Sempra Energy Common Stock for more than one year at the November 8, 2005 date of the letter and had continuously done so from November 3, 2004. But it does not show, as is required by the Shareholder Proposal Rule, that she had held shares continuously since at least November 1, 2004 -- one year prior to the date that she submitted her proposal.

Consistent with the Shareholder Proposal Rule and Staff Legal Bulletin No. 14 (July 13, 2001), the Staff has repeatedly concurred in the exclusion from proxy materials of shareholder proposals for which proof of beneficial share ownership begins less than one year prior to the date the proposal was submitted. See, for example, *Sempra Energy, December 23, 2004* (proposal excluded when submitted on November 19, 2004 but proof of continuous ownership began on November 22, 2003); *Sempra Energy, December 22, 2004* (Marta Harris proposal excluded when submitted on November 19, 2004 but proof of continuous ownership began on November 22, 2003); *Unocal Corporation, February 25, 2004* (proposal excluded when submitted on December 9, 2003 but proof of continuous share ownership began on December 27, 2002); *Honeywell International, January 30, 2002* (proposal excluded when submitted on November 4, 2002 but proof of continuous share ownership began on November 20, 2001); and, *AutoNation, Inc., March 14, 2002* (proposal excluded when submitted on December 10, 2001 but proof of share ownership began on December 12, 2000). See also, *FedEx*

Corporation, July 1, 2004; International Business Machines Corporation, February 18, 2003; Morgan Stanley, December 24, 2002; and, *USEC Inc., July 19, 2002.*

The Staff's concurrences in the exclusion of the proposals submitted to us last year by Ms. Harris *(Sempra Energy, December 22, 2004)* and Dennis Zukowski *(Sempra Energy, December 23, 2004)* are particularly instructive because of the great similarity to the facts presented by Ms. Harris' purported proof for her proposal this year. In support of their proposals last year, Ms. Harris and Mr. Zukowski each submitted a letter from T. Rowe Price stating that it had continuously held our shares of requisite market value for the proponent's account since November 22, 2003. But Ms. Harris and Mr. Zukowski had submitted their proposals to us on November 19, 2004. Thus, the T. Rowe Price letters did not establish requisite proof of continuous beneficial ownership for at least one year as of the date they submitted their proposals because proof of continuous ownership began after November 19, 2003 -- one year prior to the date that the proposals were submitted. The Staff concurred in the exclusion of both proposals from our proxy materials.

The T. Rowe Price "proof" of continuous share ownership that Ms. Harris has submitted this year is insufficient for purposes of the Shareholder Proposal Rule for the very same reason that the proofs that she and Mr. Zukowski submitted to us last year and the proofs submitted in *Unocal, Honeywell, AutoNation* and the other letters cited above were insufficient. In each case, the period covered by the purported proof begins less than one year before the proponent submitted the proposal. Thus, it does not establish, as is required by the Shareholder Proposal Rule, continuous share ownership for at least one year prior to the date that the proposal was submitted.

This year Ms. Harris submitted her proposal on November 1, 2005 but her purported proof of requisite continuous beneficial ownership covers only a period that begins on November 3, 2004. Her proof simply fails to establish that Ms. Harris has met the eligibility requirement of the Shareholder Proposal Rule for continuous beneficial ownership of our shares for at least one year as of the date she submitted her proposal.

We have advised Ms. Harris of the requirement to provide requisite proof of her eligibility to submit her shareholder proposal and the time frame by which she must provide that proof to us. In doing so, we have gone well far beyond the notification requirements of Rule 14a-8(f) and those recommended by Staff Legal Bulletins Nos. 14 and 14B.

We have advised her, both in our letter and in our enclosures, that proof of beneficial ownership must be for a continuous period of at least one year as of the date she submitted her proposal. We have enclosed with our letter a copy of the Shareholder Proposal Rule highlighted to show the procedures she must follow and the proof she must provide. We have enclosed the relevant pages of Staff Accounting Bulletin No.14 highlighting the questions and answers that demonstrate that proof of eligibility must show continuous ownership for at least one year at the date of proposal submission.

But Ms. Harris has still not provided us with sufficient proof of her eligibility to submit a proposal under the Shareholder Proposal Rule. And the time for her to do so has now expired.

Accordingly, we intend to exclude Ms. Harris' proposal from our proxy materials as a consequence of her failure to have properly established that she has satisfied the eligibility requirements of Rule 14a-8(b) after having been properly notified of such requirements pursuant to Rule 14a-8(f).

* * * * * * * * * *

We ask the Staff to advise us that they will not recommend any action to the Commission in respect of our excluding Ms. Harris' shareholder proposal from our proxy materials. If the Staff disagrees with our conclusion that her proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of its formal response to this letter.

In accordance with Rule 14a-8(j) this letter is being submitted no later than 80 calendar days before we will file our definitive proxy statement and form of proxy for our 2006 Annual Meeting of Shareholders with the Commission. We are also enclosing six copies of this letter and its enclosures and an additional copy of the letter and its enclosures is concurrently being sent to Ms. Harris.

We would very much appreciate receiving the Staff's response to this letter by January 15, 2006. We will promptly forward your response on to Ms. Harris.

If you have any questions regarding this matter or if I can be of any help to you in any way, please telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

cc: Marta Harris

enclosures

Appendix A

Marta Harris' shareholder proposal

Dated November 1, 2005

MARTA E. HARRIS

FACSIMILE TRANSMITTAL SHEET

TO:	FROM:
Catherine Lee, Corporate Secretary	Marta E. Harris
COMPANY:	DATE:
Sempra Energy (SRE)	10/31/2005
FAX NUMBER:	TOTAL NO. OF PAGES INCLUDING COVER:
619-696-4508	Two-includes cover sheet
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
619-696-4644	
RE:	YOUR REFERENCE NUMBER:
Shareholder Proposal-Independent Chairman	

X URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Dear Mr. Baum:

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the up-coming Sempra Annual Shareholder Meeting. Rule14a-8 requirements is intended to be met including the **continuous ownership** of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in advancing the long-term performance of our company.

Sincerely,

Marta E. Harris, Shareholder

November 1, 2005

Cc: Catherine Lee, Corporate Secretary

PH: 619-696-4644

FAX: 619-696-4508 or 619-696-4443

RECEIVED
NOV - 1 2005
CATHERINE C. LEE
CORPORATE SECRETARY

4728 GOLDEN RIDGE DRIVE
CORONA, CA 92880-9417

Marta E. Harris
4728 Golden Ridge Drive
Corona, CA 92880-9417
951 279-9368

Shareholder Proposal
Independent Board Chairman

Resolved: Independent Board Chairman.

Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if necessary) to require that the Chairman of our Board serve in that capacity only and have no management duties, titles or responsibilities.

This proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted.

When a person acts both as a company's Chairman and its CEO, a vital separation of power is eliminated and we as the owners of our company are deprived of both a crucial protection against conflicts of interest and also of a clear and direct channel of communication to our company through our chairman.

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Separating the roles of Chairman and CEO can promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO.

54% Yes Vote.

Twenty shareholder proposals on this topic won an impressive 54% average Yes vote in 2005. The Council of Institutional Investors www.cii.org, whose members have three trillion dollars invested, recommends adoption of this proposal topic. Moreover it is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and /or corruption, the Chairman served both as Chairman and CEO.

When a Chairman also runs a company as Chairman and CEO, the information given to directors may or may not be accurate. If a CEO wants to cover up improprieties and directors disagree, with whom do they lodge complaints? The Chairman?

Appendix B

Letter to Marta Harris

Dated November 1, 2005



Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

November 1, 2005

Federal Express

Marta Harris
4728 Golden Ridge Road
Corona, California 92880-9417

Re: Shareholder Proposal -- Notice of Eligibility Deficiency

Dear Ms. Harris:

This letter acknowledges our receipt today of your facsimile transmission of November 1 submitting a shareholder proposal for inclusion in the proxy materials for our 2006 Annual Meeting of Shareholders pursuant to the Securities and Exchange Commission's Shareholder Proposal Rule. It will also call your attention to an eligibility deficiency with respect to your proposal that must be timely corrected if the proposal is to be included in our proxy statement.

We note that you are not a record holder of our shares and have not filed any reports of ownership of our shares with the Securities and Exchange Commission. Accordingly, under the Shareholder Proposal Rule, you must provide us with proof of your eligibility to submit a proposal.

To establish your eligibility, *you must provide us with a written statement from the "record" holder of your shares verifying that, at the time you submitted your proposal, you had continuously held at least $2000 in market value of our shares for at least one year.*

Proof of share ownership that complies with the requirements of the Shareholder Proposal Rule must be provided to us in a response postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. A failure so to provide the required proof would permit us to exclude your proposal from our proxy materials.

To assist you in complying with these requirements, we are enclosing a copy of the Shareholder Proposal Rule. Questions 2 and 6 of the enclosure, which we have highlighted, set forth the eligibility and procedural requirements that you must follow. We are also enclosing and have highlighted the relevant pages from Staff Legal Bulletin No. 14 of the Securities and Exchange Commission regarding the inadequacy of periodic investment statements as proof of beneficial ownership and the requirement that proof of ownership must show continuous ownership for a period of one year as of the time the shareholder submits the proposal.

We, of course, also reserve the right to exclude your proposal from our proxy materials on any other bases that may be available to us.

Very truly yours,

Gary W. Kyle

Enclosures



Division of Corporation Finance: Staff Legal Bulletin No. 14

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

Note: This bulletin is also available in MS Word and PDF (Adobe Acrobat) formats for ease in printing.

➤ Download Staff Legal Bulletin 14 (Word) now (file size: approx. 239 KB)

➤ Download Staff Legal Bulletin 14 (PDF) now (file size: approx. 425 KB)

A. What is the purpose of this bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate

the company has decided to include the proposal in its proxy materials;

- if the shareholder has withdrawn the proposal, a copy of the shareholder's signed letter of withdrawal, or some other indication that the shareholder has withdrawn the proposal;
- if there is more than one eligible shareholder, the company must provide documentation that all of the eligible shareholders have agreed to withdraw the proposal;
- if the company has agreed to include a revised version of the proposal in its proxy materials, a statement from the shareholder that he or she accepts the revisions; and
- an affirmative statement that the company is withdrawing its no-action request.

C. Questions regarding the eligibility and procedural requirements of the rule

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.

a. How do you calculate the market value of the shareholder's securities?

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

b. What type of security must a shareholder own to be eligible to submit a proposal?

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?

Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-word limitation?

Any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation.

b. Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of rule 14a-8(d)?

No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1.

3. Rule 14a-8(e)(2) requires that proposals for a regularly scheduled annual meeting be received at the company's principal executive offices by a date not less than 120 calendar days before the date of

Campos, Cynthia

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Delivered to:	Residence
Service type:	FedEx Priority Overnight
Packaging type:	FedEx Envelope
Number of pieces:	1
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Shipper Information	Recipient Information
Cynthia Campos	Marta Harris
SEMPRA ENERGY	4728 Golden Ridge Road
101 ASH STREET	Corona
SAN DIEGO	CA
CA	US
US	928809417
92101	

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~~the number of record holders those to whom it does not have to deliver a separate proxy statement.~~

Rule 14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) **Improper under state law:** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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(2) **Violation of law:** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

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(3) **Violation of proxy rules:** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) **Personal grievance; special interest:** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) **Relevance:** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) **Absence of power/authority:** If the company would lack the power or authority to implement the proposal;

(7) **Management functions:** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) **Relates to election:** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) **Conflicts with company's proposal:** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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(10) **Substantially implemented:** If the company has already substantially implemented the proposal;

(11) **Duplication:** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) **Resubmissions:** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders, if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) **Specific amount of dividends:** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

Rule 14a-9. False or Misleading Statements

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

~~Rule 14a-10 Prohibition of Certain Solicitations~~

No person making a solicitation which is subject to §§ 240.14a-1 to 240.14a-10 shall solicit:

a) any undated or post-dated proxy, or

b) any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-12. Solicitation Prior to Furnishing Required Proxy Statement

a) Notwithstanding the provisions of § 240.14a-3(a), a solicitation may be made before furnishing security holders a written proxy statement meeting the requirements of § 240.14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A) and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which ~~documents are available free from the participants; and~~

Appendix C

Marta Harris'
response to letter dated 11/1/05

Dated November 10, 2005



MARTA E. HARRIS

DATE: NOVEMBER 10, 2005

Send to: Gary W. Kyle, Chief Corporate Counsel
Attention: Gary W. Kyle
Office Location: Sempra Energy at: 101 Ash St., HQ12A
San Diego, CA 92101-3017
Fax Number: 619-696-4443

From: Marta E. Harris
4728 Golden Ridge Drive, Corona, CA 92880-9417
Phone Number: 951 279-9368
Number of Pages, Including Cover: three

XX URGENT ❑ REPLY ASAP ❑ PLEASE COMMENT ❑ PLEASE REVIEW XX FOR YOUR INFORMATION

COMMENTS:

Dear Mr. Kyle:

To accompany this cover sheet is my letter dated November 10, 2005, which is in Response to your letter dated November 1, 2005. I am also enclosing a letter dated November 8, 2005 from T.Rowe Price which states the market value of Sempra stock in my account with the Southern California Gas Company 401K .

Thank you very much.

Marta E. Harris

4728 Golden Ridge Drive, Corona, CA 92880-9417
phone number: 951-279-9368

Marta E. Harris
4728 Golden Ridge Drive
Corona, California 92880-9417
Ph# 951-279-9368

November 10, 2005

Via Facsimile
Mr. Gary W. Kyle
Chief Corporate Counsel
101 Ash Street, HQ12A
San Diego, CA 92101-3017

Re: Shareholder Proposal for Independent Board Chairman

Dear Mr. Kyle:

In response to your letter dated November 1, 2005 I am forwarding A letter with written confirmation to satisfy SEC Rule 14a-8(b). The letter is from T.Rowe Price the record holder of my shares of Sempra stock held in the Southern California Gas 401K account. It states that on November 3, 2004 the market value was $37,804.32. As of November 3, 2005, the market value of Sempra stock is $48,161.98. The written confirmation further states these shares were Continuously held for longer than one year.

Also in accordance with SEC Rule 14a-8(b) I hereby state, that I will continue to hold Sempra shares of at least two-thousand dollars in market value beyond the date of the 2006 Sempra Energy Annual Shareholder Meeting.

Cordially yours,

Marta E. Harris
enclosure

T. Rowe Price Retirement Plan Services, Inc.

P.O. Box 17215
Baltimore, Maryland 21297-1215

4515 Painters Mill Road
Owings Mills, Maryland 21117

November 8, 2005

Marta Harris
4728 Golden Ridge Drive
Corona, CA 92880

RE: Southern California Gas 401(k)

Dear Ms. Harris:

Your market value of Sempra Energy Common Stock on November 3, 2004 was $37,804.32. As of November 3, 2005, the value of your Sempra stock is $48,161.96. These shares were continuously held by Marta Harris in the Southern California Gas 401(k) account for longer than one year.

If you have any questions, please feel free to contact our Participant Services Center at 1-800-922-9945. The hours of operation are Monday through Friday, 8:30 a.m. to 10:00 p.m., Eastern Standard Time.

Sincerely,

T. Rowe Price Retirement Plan Services


T.RowePrice
INVEST WITH CONFIDENCE

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 30, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter received November 23, 2005

The proposal relates to independent directors.

There appears to be some basis for your view that Sempra may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Sempra's request, documentary support evidencing that she satisfied the minimum ownership requirement for the one-year period as of the date that she submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Sempra omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Ted Yu
Special Counsel